August 18, 2006
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Amy C. Bruckner, Staff Accountant

Re:	Alkermes, Inc. Item 4.02(a) Form 8-K filed August 14, 2006 File No. 001-14131
Dear Ms. Bruckner:
            This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 15, 2006 (the “Comment Letter”) to James M. Frates, Chief Financial Officer of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s periodic report on Form 8-K filed August 14, 2006 (the “Form 8-K”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Item 4.02(a) Form 8-K Filed August 14, 2006
Comment 1
1.	Please revise your disclosure to clarify whether you will be filing amended reports related to financial statement periods other than those included in your March 31, 2006 Form 10-K. This fact is unclear based on your current disclosure, as you indicate that investors should no longer rely upon your financial statements and related reports for all periods from October 1, 2000 through March 31, 2006.
Response 1
The Company advises the Staff that the Company is filing an amended Current Report on Form 8-K/A to revise the disclosure contained therein to indicate the specific time periods of the financial statements revised in the Form 10-K/A filed on August 14, 2006 and to indicate that the Company does not expect to file any additional amended reports with respect to this matter.

Securities and Exchange Commission
August 18, 2006

Comment 2
2.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, 2006 Form 10-K regarding your internal controls and disclosure controls and procedures.
Response 2
The Company advises the Staff that the Company has reconsidered the adequacy of the previous assertions in the March 31, 2006 10-K and has disclosed in its Annual Report on Form 10-K/A filed on August 14, 2006 that the Company determined that as of March 31, 2006 its internal controls over financial reporting and its disclosure controls and procedures were not effective due to a material weakness contained in the Company’s controls over the application of generally accepted accounting principles to the measurement dates for stock options.
* * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6651.
Sincerely,

/s/ Iain Brown

Iain Brown
Vice President of Finance